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                          November 7, 2022

       Jennifer S. Buell, Ph.D.
       President, Chief Executive Officer and Director
       MiNK Therapeutics, Inc.
       149 Fifth Street, Suite 500
       New York, NY 10010

                                                        Re: MiNK Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 3,
2022
                                                            File No. 333-268143

       Dear Jennifer S. Buell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Zachary Blume, Esq.